                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


 x      Annual report pursuant to Section 15(d) of the Securities Exchange Act
----    of 1934 (Fee required)

For the fiscal year ended March 31, 1997
                          -----------------------------------------------------

or

        Transition report pursuant to Section 15(d) of the Securities Exchange
----    Act of 1934 (No fee required)

        For the transition period from                   to
                                       -----------------     ------------------

        Commission file number 0-14379
                               ------------------------------------------------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below Tucker Federal Savings and Loan Association
                                    -------------------------------------------
401(K) Savings and Employee Stock Ownership Plan, 2355 Main Street, Tucker,
-------------------------------------------------------------------------------
Georgia 30084-4441
------------------

        B. Name of insurer of the securities held pursuant to the plan and the address of its principal executive office Eagle Bancshares, Inc. 4305 Lynburn
                                          -------------------------------------
Drive, Tucker, Georgia 30084-4441
---------------------------------

                   TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                             March 31, 1997 and 1996
-------------------------------------------------------------------------------



                                    CONTENTS


INDEPENDENT AUDITOR'S REPORT


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits
        as of March 31, 1997 and 1996                                                       Exhibit A

    Statements of Changes in Net Assets Available
        for Benefits for the years ended March 31, 1997 and 1996                            Exhibit B

    Notes to Financial Statements


SUPPLEMENTARY SCHEDULES:

    Form 5500 Item 27a - Schedule of Assets Held
        for Investment Purposes                                                            Schedule 1

    Form 5500 Item 27d - Schedule of Reportable
        Transactions                                                                       Schedule 2

                          INDEPENDENT AUDITOR'S REPORT


To The Administrative Committee
of Tucker Federal Savings and Loan Association
401(k) Savings and Employee Stock Ownership Plan

        We have audited the accompanying statements of net assets available for benefits of the Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (the Plan) as of March 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based upon our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the

Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                  /s/ WINDHAM BRANNON, P.C.


                                                  WINDHAM BRANNON, P.C.
                                                  Certified Public Accountants
October 10, 1997

                          INDEPENDENT AUDITOR'S CONSENT


To The Administrative Committee
Tucker Federal Savings and Loan Association
401(k) Savings and Employee Stock Ownership Plan

        We consent to the inclusion of our report on the audit of the financial statements of the Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan financial statements as of March 31, 1997 and 1996 in the issuance of the Plan's 11-K.




                                                   /s/ WINDHAM BRANNON, P.C.


                                                   WINDHAM BRANNON, P.C.
                                                   Certified Public Accountants

October 10, 1997

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                ------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 March 31, 1997


                                                                              Participant Directed
                                                       -------------------------------------------------------------------------
                                                       Guaranteed                                                   Unallocated
                                                        Interest     Balanced   Core Equity International  Eagle      Employer
                                                          Fund         Fund        Fund      Equity Fund Bancshares Contribution
                                                          ----         ----        ----      ----------- ---------- ------------
ASSETS:
     Cash                                              $      --    $      --    $      --    $     --   $ 155,702    $     --
                                                       ---------    ---------    ---------    --------   ---------    --------
     Investments, at fair value (Notes 2 and 3)
        Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II        970,503           --           --          --          --          --
           MassMutual Balanced Fund                           --      501,531           --          --          --          --
           MassMutual Core Equity Fund                        --           --      527,383          --          --          --
           MassMutual International Equity Fund               --           --           --     516,044          --          --
        Eagle Bancshares, Inc. Common Stock                   --           --           --          --     593,354          --
                                                       ---------    ---------    ---------    --------   ---------    --------

           Total Investments                             970,503      501,531      527,383     516,044     593,354          --
                                                       ---------    ---------    ---------    --------   ---------    --------
     Receivables:
        Participant contributions                          8,390        6,784        8,339       6,131           5          --
        Employer contributions                                --           --           --          --          --     110,342
        Accrued income                                     1,624        3,133        5,565       3,595         505          --
                                                       ---------    ---------    ---------    --------   ---------    --------

           Total Receivables                              10,014        9,917       13,904       9,726         510     110,342
                                                       ---------    ---------    ---------    --------   ---------    --------

           Total Assets                                  980,517      511,448      541,287     525,770     749,566     110,342

LOANS PAYABLE (NOTE 5)                                        --           --           --          --          --          --

DISTRIBUTIONS PAYABLE                                         --           --           --          --        (280)         --

PENDING FUND TRANSFERS                                   (72,100)      (2,932)      (5,397)     10,813      69,616          --
                                                       ---------    ---------    ---------    --------   ---------    --------

NET ASSETS AVAILABLE FOR BENEFITS                      $ 908,417    $ 508,516    $ 535,890    $536,583   $ 818,902    $110,342
                                                       =========    =========    =========    ========   =========    ========
                                                          Non-Participant
                                                               Directed
                                                       ------------------------

                                                          Eagle         Eagle
                                                       Bancshares   Bancshares
                                                        Allocated    Unallocated         Total
                                                        ---------    -----------         -----
ASSETS:
     Cash                                              $   112,916    $        --    $   268,618
                                                       -----------    -----------    -----------
     Investments, at fair value (Notes 2 and 3)
        Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II               --             --        970,503
           MassMutual Balanced Fund                             --             --        501,531
           MassMutual Core Equity Fund                          --             --        527,383
           MassMutual International Equity Fund                 --             --        516,044
        Eagle Bancshares, Inc. Common Stock              3,807,982        812,818      5,214,154
                                                       -----------    -----------    -----------

           Total Investments                             3,807,982        812,818      7,729,615
                                                       -----------    -----------    -----------
     Receivables:
        Participant contributions                               --             --         29,649
        Employer contributions                                  --        250,000        360,342
        Accrued income                                        (139)            --         14,283
                                                       -----------    -----------    -----------

           Total Receivables                                  (139)       250,000        404,274
                                                       -----------    -----------    -----------

           Total Assets                                  3,920,759      1,062,818      8,402,507

LOANS PAYABLE (NOTE 5)                                          --       (836,295)      (836,295)

DISTRIBUTIONS PAYABLE                                           --             --           (280)

PENDING FUND TRANSFERS                                         343           (343)            --
                                                       -----------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $ 3,921,102    $   226,180    $ 7,565,932
                                                       ===========    ===========    ===========




The accompanying notes are an integral part of these statements.    Exhibit A
                                                                    Page 1 of 2

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                ------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 March 31, 1996


                                                                              Participant Directed
                                                   -------------------------------------------------------------------------

                                                    Guaranteed                                                   Unallocated
                                                     Interest    Balanced Core Equity International    Eagle      Employer
                                                       Fund        Fund      Fund      Equity Fund  Bancshares  Contribution
                                                       ----        ----      ----      -----------  ----------  ------------
ASSETS:
     Cash                                           $       --   $     --   $     --   $      --    $  29,903    $     --
                                                    ----------   --------   --------   ---------    ---------    --------
     Investments, at fair value (Notes 2 and 3)
        Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II      983,721         --         --          --           --          --
           MassMutual Balanced Fund                         --    331,327         --          --           --          --
           MassMutual Core Equity Fund                      --         --    342,663          --           --          --
           MassMutual International Equity Fund             --         --         --     484,688           --          --
        Eagle Bancshares, Inc. Common Stock                 --         --         --          --      325,738          --
                                                    ----------   --------   --------   ---------    ---------    --------

           Total Investments                           983,721    331,327    342,663     484,688      325,738          --
                                                    ----------   --------   --------   ---------    ---------    --------
     Receivables:
        Participant contributions                       16,305     10,525     10,436       7,575       17,732          --
        Employer contributions                              --         --         --          --           --     149,401
                                                    ----------   --------   --------   ---------    ---------    --------

           Total Receivables                            16,305     10,525     10,436       7,575       17,732     149,401
                                                    ----------   --------   --------   ---------    ---------    --------

           Total Assets                              1,000,026    341,852    353,099     492,263      373,373     149,401

LOANS PAYABLE (NOTE 5)                                      --         --         --          --           --          --

DISTRIBUTIONS PAYABLE                                       --         --         --          --       (1,442)         --

PENDING FUND TRANSFERS                                  34,261     57,292     51,191     (94,259)     (47,738)         --
                                                    ----------   --------   --------   ---------    ---------    --------

NET ASSETS AVAILABLE FOR BENEFITS                   $1,034,287   $399,144   $404,290   $ 398,004    $ 324,193    $149,401
                                                    ==========   ========   ========   =========    =========    ========

<Captioin>
                                                        Non-Participant
                                                            Directed
                                                    ------------------------

                                                      Eagle           Eagle
                                                    Bancshares     Bancshares
                                                    Allocated      Unallocated       Total
                                                    ---------      -----------       -----
ASSETS:
     Cash                                           $    39,189    $       747    $    69,839
                                                    -----------    -----------    -----------
     Investments, at fair value (Notes 2 and 3)
        Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II            --             --        983,721
           MassMutual Balanced Fund                          --             --        331,327
           MassMutual Core Equity Fund                       --             --        342,663
           MassMutual International Equity Fund              --             --        484,688
        Eagle Bancshares, Inc. Common Stock           3,674,582      1,028,763      5,029,083
                                                    -----------    -----------    -----------

           Total Investments                          3,674,582      1,028,763      7,171,482
                                                    -----------    -----------    -----------
     Receivables:
        Participant contributions                            --             --         62,573
        Employer contributions                               --        160,637        310,038
                                                    -----------    -----------    -----------

           Total Receivables                                 --        160,637        372,611
                                                    -----------    -----------    -----------

           Total Assets                               3,713,771      1,190,147      7,613,932

LOANS PAYABLE (NOTE 5)                                       --     (1,000,000)    (1,000,000)

DISTRIBUTIONS PAYABLE                                       (86)            --         (1,528)

PENDING FUND TRANSFERS                                       --           (747)            --
                                                    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $ 3,713,685    $   189,400    $ 6,612,404
                                                    ===========    ===========    ===========




The accompanying notes are an integral part of these statements.     Exhibit A
                                                                     Page 2 of 2

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                ------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 March 31, 1997

                                                                             Participant Directed
                                                   -----------------------------------------------------------------------------
                                                    Guaranteed                                                       Unallocated
                                                      Interest     Balanced   Core Equity  International   Eagle       Employer
                                                        Fund         Fund        Fund       Equity Fund  Bancshares  Contribution
                                                        ----         ----        ----       -----------  ----------  ------------
ADDITIONS TO NET ASSETS:
      Investment income                            $    61,794    $  14,496    $   9,241    $   2,403    $  10,021    $      --
      Net appreciation (depreciation) in current
         value of investments                               --       22,800       47,419      109,733        1,850           --
                                                   -----------    ---------    ---------    ---------    ---------    ---------

             Total Investment Income                    61,794       37,296       56,660      112,136       11,871           --
                                                   -----------    ---------    ---------    ---------    ---------    ---------

      Participant Contributions                        115,880       80,943      103,280       68,924      183,371           --
                                                   -----------    ---------    ---------    ---------    ---------    ---------
      Employer Contributions:
         Qualified non-elective contribution                --           --           --           --           --       62,367
         Employer match                                     --           --           --           --           --      201,896
         ESOP contribution                                  --           --           --           --           --           --
         Forfeitures                                        --           --           --           --           --     (153,921)
                                                   -----------    ---------    ---------    ---------    ---------    ---------

             Total Employer Contributions                   --           --           --           --           --      110,342
                                                   -----------    ---------    ---------    ---------    ---------    ---------

             Total Additions                           177,674      118,239      159,940      181,060      195,242      110,342
                                                   -----------    ---------    ---------    ---------    ---------    ---------
DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                    (99,688)     (52,197)     (51,235)     (20,584)     (27,158)          --
      Interest expense                                      --           --           --           --           --           --
                                                   -----------    ---------    ---------    ---------    ---------    ---------

             Total Deductions From Net Assets          (99,688)     (52,197)     (51,235)     (20,584)     (27,158)          --
                                                   -----------    ---------    ---------    ---------    ---------    ---------

      Net increase prior to interfund transfers         77,986       66,042      108,705      160,476      168,084      110,342
      Interfund transfers                             (203,856)      43,330       22,895      (21,897)     326,625     (149,401)
                                                   -----------    ---------    ---------    ---------    ---------    ---------

NET INCREASE                                          (125,870)     109,372      131,600      138,579      494,709      (39,059)

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                              1,034,287      399,144      404,290      398,004      324,193      149,401
                                                   -----------    ---------    ---------    ---------    ---------    ---------

      End of Year                                  $   908,417    $ 508,516    $ 535,890    $ 536,583    $ 818,902    $ 110,342
                                                   ===========    =========    =========    =========    =========    =========

                                                        Non-Participant
                                                            Directed
                                                        ---------------
                                                       Eagle        Eagle
                                                    Bankshares    Bankshares
                                                    Allocated     Unallocated      Total
                                                    ---------     -----------      -----
ADDITIONS TO NET ASSETS:
      Investment income                            $   129,854    $      --    $   227,809
      Net appreciation (depreciation) in current
         value of investments                          119,229      116,304        417,335
                                                   -----------    ---------    -----------

             Total Investment Income                   249,083      116,304        645,144
                                                   -----------    ---------    -----------

      Participant Contributions                             --           --        552,398
                                                   -----------    ---------    -----------
      Employer Contributions:
         Qualified non-elective contribution                --           --         62,367
         Employer match                                     --           --        201,896
         ESOP contribution                                  --      250,000        250,000
         Forfeitures                                        --           --       (153,921)
                                                   -----------    ---------    -----------

             Total Employer Contributions                   --      250,000        360,342
                                                   -----------    ---------    -----------

             Total Additions                           249,083      366,304      1,557,884
                                                   -----------    ---------    -----------
DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                   (270,994)          --       (521,856)
      Interest expense                                      --      (82,500)       (82,500)
                                                   -----------    ---------    -----------

             Total Deductions From Net Assets         (270,994)     (82,500)      (604,356)
                                                   -----------    ---------    -----------

      Net increase prior to interfund transfers        (21,911)     283,804        953,528
      Interfund transfers                              229,328     (247,024)            --
                                                   -----------    ---------    -----------

NET INCREASE                                           207,417       36,780        953,528

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                              3,713,685      189,400      6,612,404
                                                   -----------    ---------    -----------

      End of Year                                  $ 3,921,102    $ 226,180    $ 7,565,932
                                                   ===========    =========    ===========


The accompanying notes are an integral part of these statements.     Exhibit B

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                ------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 March 31, 1996




                                                                             Participant  Directed
                                                  -------------------------------------------------------------------------------
                                                   Guaranteed                                                        Unallocated
                                                    Interest      Balanced   Core Equity International   Eagle         Employer
                                                      Fund          Fund        Fund      Equity Fund   Bancshares   Contribution
                                                      ----          ----        ----      -----------   ----------   ------------
ADDITIONS TO NET ASSETS:
      Investment income                           $    59,114    $  12,158    $   8,286    $   5,768    $  10,923    $      --
      Net appreciation in current
         value of investments                              --       34,137       61,592       31,361       65,767           --
                                                  -----------    ---------    ---------    ---------    ---------    ---------

             Total Investment Income                   59,114       46,295       69,878       37,129       76,690           --
                                                  -----------    ---------    ---------    ---------    ---------    ---------

      Participant Contributions                       158,796       75,074       69,820       71,768      107,716           --
                                                  -----------    ---------    ---------    ---------    ---------    ---------

      Employer Contributions:
         Qualified non-elective contribution               --           --           --           --           --           --
         Employer match                                    --           --           --           --           --      164,747
         ESOP contribution                                 --           --           --           --           --           --
         Forfeitures                                       --           --           --           --           --      (15,346)
                                                  -----------    ---------    ---------    ---------    ---------    ---------

             Total Employer Contributions                  --           --           --           --           --      149,401
                                                  -----------    ---------    ---------    ---------    ---------    ---------

             Total Additions                          217,910      121,369      139,698      108,897      184,406      149,401

DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                   (64,561)     (35,045)     (46,245)     (24,945)     (11,916)          --
                                                  -----------    ---------    ---------    ---------    ---------    ---------

      Net increase prior to interfund transfers       153,349       86,324       93,453       83,952      172,490      149,401
      Interfund transfers                             (58,953)      58,878       63,137      (39,387)     (23,675)          --
                                                  -----------    ---------    ---------    ---------    ---------    ---------

NET INCREASE                                           94,396      145,202      156,590       44,565      148,815      149,401

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                               939,891      253,942      247,700      353,439      175,378           --
                                                  -----------    ---------    ---------    ---------    ---------    ---------

      End of Year                                 $ 1,034,287    $ 399,144    $ 404,290    $ 398,004    $ 324,193    $ 149,401
                                                  ===========    =========    =========    =========    =========    =========

                                                      Non-Participant
                                                          Directed
                                                      ---------------

                                                      Eagle        Eagle
                                                    Bankshares   Bankshares
                                                    Allocated    Unallocated      Total
                                                    ---------    -----------      -----
ADDITIONS TO NET ASSETS:
      Investment income                           $   131,889    $      --    $   228,138
      Net appreciation in current
         value of investments                       1,009,033      (60,600)     1,141,290
                                                  -----------    ---------    -----------

             Total Investment Income                1,140,922      (60,600)     1,369,428
                                                  -----------    ---------    -----------

      Participant Contributions                            --           --        483,174
                                                  -----------    ---------    -----------

      Employer Contributions:
         Qualified non-elective contribution               --           --             --
         Employer match                                    --           --        164,747
         ESOP contribution                                 --      250,000        250,000
         Forfeitures                                       --           --        (15,346)
                                                  -----------    ---------    -----------

             Total Employer Contributions                  --      250,000        399,401
                                                  -----------    ---------    -----------

             Total Additions                        1,140,922      189,400      2,252,003

DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                  (267,348)          --       (450,060)
                                                  -----------    ---------    -----------

      Net increase prior to interfund transfers       873,574      189,400      1,801,943
      Interfund transfers                                  --           --             --
                                                  -----------    ---------    -----------

NET INCREASE                                          873,574      189,400      1,801,943

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                             2,840,111           --      4,810,461
                                                  -----------    ---------    -----------

      End of Year                                 $ 3,713,685    $ 189,400    $ 6,612,404
                                                  ===========    =========    ===========



The accompanying notes are an integral part of these statements.      Exhibit B
                                                                     Page 2 of 2

                   TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1997 and 1996
-------------------------------------------------------------------------------



1.       DESCRIPTION OF PLAN

         The following description of Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all employees of the Company with one year of service, one thousand hours of service in the Plan year, and who are age twenty-one or older. It is administered by an Administrative Committee and Trustees who are employees of the Company. Committee members are designated by the Board of Directors of Eagle Bancshares, Inc. and Subsidiaries (Bancshares), the parent company of Tucker Federal Bank (Company).

         Prior to April 1, 1994, the retirement plan known as the Tucker Federal Savings and Loan Association and Subsidiary 401(k) Retirement Plan did not offer Bancshares' stock as a participant directed investment choice. Effective April 1, 1994, however, the plan and the Tucker Federal Savings and Loan Association Employee Stock Ownership Plan were merged and the plan documents restated to reflect the provision of both plans. Additionally, the name of the 401(k) plan was changed to Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan. Under the Plan, participants may direct deferred salary monies towards purchasing Bancshares' stock as a participant directed investment choice in the Plan.

         Contributions

         For the years ended March 31, 1997 and 1996, employees could contribute up to twenty-five percent of their compensation to the Plan, not to exceed $9,500, subject to testing limitations. For the year ended March 31, 1996, employees could contribute up to twenty-five percent of their compensation to the Plan, not to exceed $9,500. The Company matched 50% of employee contributions up to 3% of an employee's compensation. The matching percentage and percentage of employee's compensation the Company matches is discretionary and can be adjusted by the Board of Directors of the Company each year.

         The Company also contributes to the Plan, from its current or accumulated net profits, an amount determined annually at the discretion of the Company's Board of Directors. The contributions for the Plan years ending March 31, 1997 and 1996 were $250,000 each year.

         The non-participant directed portion of the Plan operates as a leveraged employee stock ownership plan and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (Code), and the regulations thereunder, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


                                                               (Continued) - 1.

                   TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1997 and 1996
-------------------------------------------------------------------------------



         Participant Accounts

         Each participant's account is credited with participant voluntary contributions and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended March 31, 1997 and 1996 were $156,979 and $15,346, respectively. As of March 31, 1997, $776,219 of the net asset balance represented amounts allocated to accounts of persons who, at the financial statement date, had elected to withdraw from the Plan but had not been paid.

         Investment Elections

         Participants direct their voluntary contributions and the employer matching contributions into five investment options. Participants may change their investment options quarterly. A description of each investment option is provided below:

         Investments through Annuity Contracts with Massachusetts Mutual:

                Guaranteed Interest Fund - This fund guarantees a fixed rate of return to participants. The fund's portfolio is composed primarily of high quality, fixed income investments including public bonds, private placements, commercial mortgage loans, and short-term investments.

                Balanced Fund (Separate Investment Account M) - This account focuses on an above average rate of return over an extended period of time consistent with the preservation of capital values during periods of adverse market conditions. The separate account purchases shares of MassMutual Balanced Fund - a mutual fund which invests primarily in a mix of fixed-income and equity securities, and money market investments. Asset allocation targets are 45% to 65% stocks, 10% to 25% bonds, and 10% to 45% cash. As economic and financial market conditions change, the allocations within the ranges are adjusted to take advantage of the changing conditions.

                Core Equity Fund (Separate Investment Account A) - This account focuses on constructing a portfolio of companies of superior investment quality, selling at discounted valuation levels. The separate account purchases shares of MassMutual Value Equity Fund - a mutual fund which invests primarily in common stocks of larger, well-established companies with market capitalizations in excess of $2 billion and a history of operations of five years or more.

                International Equity Fund (Separate Investment Account I) - This account purchases shares of MassMutual International Equity Fund - a mutual fund which invests in a

                                                               (Continued) - 2.

                   TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1997 and 1996
-------------------------------------------------------------------------------



                diversified portfolio of common stocks of companies domiciled in foreign countries and the United States. The fund generally has 75% of its assets invested in foreign countries in industries that are expected to experience above average rates of growth over the long term. The fund is diversified by country and industry group to moderate risk.

                Eagle Bancshares Fund - This fund allows the employees to accumulate capital ownership of Bancshares through investments in the publicly traded shares of Eagle Bancshares, Inc. and Subsidiaries.

         Vesting

         Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the remainder of their accounts is based on years of service. Participants become fully vested after six years of service with the Company. Vesting begins with two years of service and continues on a sliding scale through the sixth year.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will automatically become 100% vested in their accounts.

         Benefit Payments

         Upon termination, retirement, death, or disability, participants may elect to have their account balance paid in a lump sum, in installments, or to defer commencement of benefit payments. If employment is terminated during the Plan year for reasons other than normal retirement or death, and the participant's account balance is $3,500 or less, a lump sum payment of the account balance will be made during the Plan year in which the event occurs or as soon thereafter as is reasonably practical.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.



                                                               (Continued) - 3.

                   TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1997 and 1996
-------------------------------------------------------------------------------



         Quoted market prices are used to value investments. Net appreciation or depreciation in fair value shown in the accompanying financial statements is calculated by comparing the fair market value of investments to their fair market value at the beginning of the year and to the cost of purchases made during the year. The trustee does not distinguish between unrealized and realized gains for reporting purposes. Transaction costs are netted against investment income.

         As of March 31, 1997 and 1996, Bancshares' stock was recorded by the Plan at a fair value of $16.25 and $15.50 per share, respectively, adjusted for a one hundred percent stock dividend paid December 22, 1995. Fair value is determined by its quoted market price.

         Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The majority of administrative expenses for the Plan are paid directly by the Company.

3.       INVESTMENTS

         A portion of the Plan's investments are held by Massachusetts Mutual Life Insurance Company in both pooled separate account funds and guaranteed interest account funds. The Plan's investments are stated at fair value. The following table presents the current value of investments at March 31, 1997 and 1996, including those representing 5% or more of the Plan's net assets.


                                                                       1997
                                                                     Current
                                                                      Value
                                                                      -----
MassMutual Guaranteed Interest
      Fund                                                         $   970,503
MassMutual Balanced Fund                      1,805 units              501,531
MassMutual Core Equity Fund                     151 units              527,383
MassMutual International Equity
      Fund                                    2,463 units              516,044
                                                                   -----------
  Total Investments Held by
      Massachusetts Mutual at Current
      Value                                                        $ 2,515,461
                                                                   ===========

                                                               (Continued) - 4.

                   TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



                                                                         1996
                                                                        Current
                                                                         Value
                                                                         ------
MassMutual Guaranteed Interest
      Fund                                                            $   983,721
MassMutual Balanced Fund                         1,321 units              331,327
MassMutual Core Equity Fund                        114 units              342,663
MassMutual International Equity
      Fund                                       2,855 units              484,688
                                                                      -----------
  Total Investments Held by
      Massachusetts Mutual at Current
      Value                                                           $ 2,142,399
                                                                      ===========

         Additional investments at March 31, 1997 and 1996 consist solely of 320,871 and 324,457 shares of Bancshares' common stock at a fair value of $5,214,154 and $5,029,083 (See Note 2) and a cost of $3,144,974 and $3,077,555, respectively.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated April 8, 1996, that the Plan is qualified under the appropriate sections of the Code.

5.       LOANS PAYABLE

         On February 15, 1996, the Plan entered into $1,000,000 term loan agreement with Bancshares. The loan bears interest at a rate of 8.25% annually.

         The proceeds of the loan were used to purchase Bancshares' common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over five years with a maturity date of April 1, 2001. The scheduled amortization of the loan for the next four years is as follows:

         1998                                   $184,998
         1999                                    200,738
         2000                                    217,819
         2001                                    232,740
                                                --------

             Total                              $836,295
                                                ========

                               (Concluded) - 5.

                 TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
               401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                            #58-0674574  Plan #002
                                March 31, 1997
--------------------------------------------------------------------------------



Form 5500, Item 27a - Schedule of Assets Held for Investment Purposes:

Identity                                                                            Current
of Issue                                      Description                            Value
--------                                      -----------                            -----
MassMutual Guaranteed
      Interest Fund                                                                $  970,503

MassMutual Balanced Fund                       1,805 units                            501,531

MassMutual Core Equity Fund                      151 units                            527,383

MassMutual International Equity
      Fund                                     2,463 units                            516,044

Eagle Bancshares, Inc. and                  320,871 shares
      Subsidiaries                         of common stock                          5,214,154
                                                                                   ----------

    Total Investments                                                              $7,729,615
                                                                                   ==========




                                  Supplemental
                                   Schedule 1

                   TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                              #58-0674574 Plan #002
                                 March 31, 1997
-------------------------------------------------------------------------------



Form 5500, Item 27d - Schedule of Reportable Transactions:

         There are no reportable transactions involving Banchsares' stock for the Plan year ended March 31, 1997.

         Massachusetts Life Insurance Company, the trustee of the Plan, does not provide reportable transaction schedules.





                                  Supplemental
                                   Schedule 2